Exhibit 1

Media release

29 July 2004

Westpac Market Update

Westpac today will update the market on its strategy and outlook across all key business units.  The market presentation will be webcast live and can be accessed at www.westpac.com.au.  Copies of all presentations have also been lodged with the ASX.

In the briefing, Westpac’s CEO David Morgan, confirmed that Westpac remains in solid financial shape.  “Despite some signs of increased competitive intensity, we have not changed our positive outlook for solid earnings growth for the full year, as outlined at the interim profit announcement on 6 May 2004,” Dr Morgan said.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411